Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CST Brands, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-188392) on Form S-8 of CST Brands, Inc. (the Company), of our report dated March 6, 2014, with respect to the consolidated and combined balance sheets of CST Brands, Inc. as of December 31, 2013 and 2012, and the related consolidated and combined statements of income, comprehensive income, cash flows and changes in stockholders’ equity / net investment for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of the Company. Our report refers to a change to the weighted-average cost method of accounting for motor fuel inventories in the Company’s Canada segment.

/s/ KPMG LLP

San Antonio, Texas
March 6, 2014